UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

1.	Q3 2020 Investor Presentation

 Important Legal Notes      Disclaimer and Safe Harbor for Forward-Looking StatementsThe information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in ICL Group Ltd. (“ICL Group” or “Company”) securities or in any securities of its affiliates or subsidiaries.This presentation and/or other oral or written statements made by ICL Group during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters.Because such statements deal with future events and are based on ICL Group’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2019, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward-looking statements.Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved. Except as otherwise required by law, ICL Group disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however ICL Group disclaims the accuracy and completeness of such information which is not guaranteed. Internal estimates and studies, which we believe to be reliable, have not been independently verified. We cannot assure that such data is accurate or complete.Included in this presentation are certain non-GAAP financial measures, such as adjusted operating income, adjusted EBITDA, adjusted net income, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. Please note that other companies may calculate similarly titled non‑GAAP financial measures differently than ICL Group and that our definitions of these measures may differ from those used by other companies or such companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-GAAP financial measures as tools for comparison. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Please refer to our Q3 2020 press release for the quarter ended September 30, 2020 and the appendix to this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.  2

Q3 2020: Resilient Performance Amid COVID-19 and Low Commodity Prices

- **Continuous strong cash generation despite COVID-19 and commodity challenges:** operating cash flow and free cash flow of $203 million and $60 million, respectively
- **All operating divisions delivered positive profitability**
- **Record potash production** at the Dead Sea during first nine months of year
- **Record operating income** for phosphate specialties and YPH JV
- **Strategic cost reduction initiatives** progressing according to plan
- **Acquisition of Fertilaqua** supports execution of growth strategy
- **Quarterly dividend of $29 million,** demonstrates commitment to shareholder returns and balanced capital allocation

ICL 3

     Key Financial Parameters  Adjusted EBITDA(1)  Adjusted Net Income(1)  Operating Cash Flow  4%  5%  13%  19%  6%  15%    Q3 2019  130    Q4 2019  48    Q1 2020  60    Q2 2020  72    Q3 2019  368  Q1 2020  Q4 2019    212    166  Q2 2020    177    % of sales  1.Adjusted EBITDA and adjusted net income are non-GAAP financial measures. See appendix to this presentation for reconciliation tables.All figures shown in US $ millions    28%  4    203  Q3 2020    58  Q3 2020  17%  Sales    1,325  Q3 2019    1,106  Q4 2019    1,319  Q1 2020    1,203  Q2 2020    1,204  Q3 2020      5%  4%      18%  19%  20%    307  Q3 2019    201  Q4 2019    250  Q1 2020    246  Q2 2020    226  Q3 2020  19%      23%    10%

Industrial Products Segment



SEGMENT EBITDA (1)

$ millions


105
45
2
2
3
6
69
Q3 2019
Quantities
Exchange rates
Energy & raw materials
Prices
Operating and other expenses
Q3 2020

- Global economic slowdown related to COVID-19 impacted demand for clear brine fluids and bromine-based flame retardants
- Bromine prices in China increased towards end of quarter
- Demand for flame retardants recovering, mainly in construction and electronics industries
- Increased sales and market share of phosphorus-based flame retardants

(1) Segment EBITDA is a non-GAAP financial measure and is calculated as segment profit net of depreciation and amortization. See reconciliation tables in the appendix to this presentation.

ICL 5

     Potash Segment    66  120  17  2  1  Quantities  Q3 2019  Prices  Exchange rates  Operating& other expenses  Q3 2020        On track to achieve record annual potash production at the Dead Sea  Average realized price dropped by $64 per tonne, 23% lower than Q3 2019  Sales mix expected to improve in Q4 2020, leading to higher average realized price    $ millions    SEGMENT EBITDA (1)          70    6      Vilafruns site closure on track  Energy & transportation    2  (1) Segment EBITDA is a non-GAAP financial measure and is calculated as segment profit net of depreciation and amortization. See reconciliation tables in the appendix to this presentation.

Phosphate Solutions Segment

SEGMENT EBITDA (1)

$ millions



76
16
16
3
2
30
83
Q3 2019
Raw materials
Operating expenses
Exchange rates
Quantities
Prices
Q3 2020

- Record operating income from phosphate specialties
- Record operating income for YPH JV in China
- Improved performance of commodity phosphates due to better sales mix and cost reduction initiatives
- Seasonality expected to negatively impact Q4 2020

(1) Segment EBITDA is a non-GAAP financial measure and is calculated as segment profit net of depreciation and amortization. See reconciliation tables in the appendix to this presentation.

ICL

7

               3  4  6  4  Q3 2019  Raw materials  Quantities  Q3 2020  13  Cost reductions, including lower cost of raw materials, led to significant increase in EBITDA  Sales increased by 8%, due to higher sales volumes in most product lines, despite seasonal weakness  Generated operating cash flow of $38mn, a 60% improvement over Q3 2019  $ millions    SEGMENT EBITDA (1)          IAS Segment    Operating& other expenses  Sales continued to increase in fast-growing emerging markets    8  Prices  4    (1) Segment EBITDA is a non-GAAP financial measure and is calculated as segment profit net of depreciation and amortization. See reconciliation tables in the appendix to this presentation.   Signed an agreement to acquire Fertilaqua

Acquisition of FERTILÁQUA Executing on our Growth Strategy



Executing Growth Strategy in Crop Nutrition

- Significant foothold for ICL's Crop Nutrition business in the high growth, high margin Brazilian agriculture market
- Strong sales platform and access to a broad customer base to expand ICL's specialty and commodity fertilizer penetration into the Brazilian market
- Provides incremental R&D capabilities to generate additional innovative products
- Further expands ICL's product portfolio with higher growth, higher margin products
- Balance ICL's crop nutrition sales seasonality

Company info

- Biostimulants company providing plant nutrition, stimulation and soil revitalization solutions
- Broad product portfolio of 100+ products spanning full crop lifecycle
- Base of 500+ customers include ag-input retailers, cooperatives and large farms
- Active across all key Brazilian crops including soybean, corn, sugarcane, coffee, fruits & vegetables and other

ICL 9

Summary & Outlook

***Notable achievements** despite market challenges:*

- **Resilient results** amid COVID-19 and commodity challenges
- Continued **solid cash generation** fueled by cross-company cost saving initiatives
- **Record nine months potash production** at the Dead Sea
- **Record operating income** for phosphate specialties
- **Record operating income** for YPH JV in China
- Continued **improved results for IAS**
- **Acquisition of Fertilaqua** supports execution of growth strategy

***Improving market conditions** and business environment:*

- **Demand for bromine-based flame retardants recovering**
- Commodity prices **trending higher**
- **Solid demand for fertilizers** expected to continue

ICL 10

 Key Financial Metrics  1.Adjusted operating income, adjusted EBITDA and adjusted net income are non-GAAP financial measures. See reconciliation tables in the appendix to this presentation. 2.Free cash flow is a non-GAAP financial measure. See reconciliation tables in the appendix to this presentation.All figures shown in US $ millions        Q3 2020  Q3 2019  % change  Q2 2020  % change  Sales  1,204  1,325  (9%(  1,203  ~  Operating income  100  201  )50(%  )169(  NA  Adjusted operating income(1)  106  201  (47(%  128  )17%(  Adjusted EBITDA(1)  226  307  ) 26%(246)8%(  Net income  54  130  )58%(  )168(  NA  Adjusted net income(1)  58  130   )55%(72)19%(  Operating cash flow  203  368  )45%(  177  15%  Free cash flow(2)  60  221  )73%(  20  200%    12

     Positive Pricing Momentum Across Mineral Value Chains  GMOP, CFR Brazil ($/tonne)  Elemental bromine, China ($/tonne)                                                200  220  240  260  280  300  320  340  560  580  600  620  640  660  680  700  4,4004,2004,0003,8003,600  4,600  4,800  5,000  Phosphoric acid contract, CFR India ($/tonne)                                13  Sources: CRU, Bloomberg

   Numbers may not add due to rounding and set offs  Sales Impacted by COVID-19 and Cyclical Low Commodity Prices    21  50  92  Q3 2019  Commodity prices  Quantities  Exchange rates  2020 3Q          1,204  1,325    All figures shown in US $ millions  14    Industrial Products: (76) Phosphate Solutions: 16IAS: 13   Sales

         307  226  18  21    92      16  1. Adjusted EBITDA is a non-GAAP financial measure. See appendix to this presentation for reconciliation tables.  Profitability Impacted  by Commodity Prices    Q3 2019  Prices   Quantities   Operating and other expenses  Raw materials  Q3 2020    All figures shown in US $ millions  Number may not add to rounding and set offs    2  Energy  15  Adjusted EBITDA (1)

 $1.2Bn  Strong Cash Generation and Liquidity  16  Free cash flow(2)  $60Mn   Operating cash flow  $203Mn  Immediately available liquidity of over  Based on last four dividend distributions and LTM average share priceAdjusted EBITDA and free cash flow are non-GAAP financial measures. See appendix to this presentation for reconciliation tables  Renewal of $300Mn Securitization$900Mn credit facility extended to 2025No major maturities in the near-termQ3 2020 dividend yield(1) 3.2%  Net Debt to adjusted EBITDA(2)   2.6X

Key Takeaways

Notable achievements *despite market challenges:*

- **Resilient results** amid COVID-19 and commodity challenges
- Continued **solid cash generation** fueled by cross-company cost saving initiatives
- **Record nine months potash production** at the Dead Sea
- **Record operating income** for phosphate specialties
- **Record operating income** for YPH JV in China
- Continued **improved results for IAS**
- **Acquisition of Fertilaqua** supports execution of growth strategy

Improving market conditions *and business environment:*

- **Demand for bromine-based flame retardants recovering**
- Commodity prices **trending higher**
- **Solid demand for fertilizers** expected to continue
- Fourth quarter results are expected to reflect the **usual end of the year seasonality**

ICL 17

   Thank You        Visit our new Interactive Data Tool atWWW.ICL-GROUP.COM

   ן

                   ICL

   21  50  92  Q3 2019  Prices  Exchange rates  Quantities            1,204  1,325  69  13  2  63      1,204  1,325  Q3 2020 sales        Numbers may not add due to rounding and set offs. All figures shown in US $ millions        Q3 2019  Potash  Industrial Products  Phosphate Solutions  Q3 2020  IAS      21      Q3 2020

 Q3 2020 Operating Income    Numbers may not add due to rounding and set offs. All figures shown in US $ millions  23        4  8  Q3 2019  IAS  Potash  Adjustments to operatingincome (Q3 '19)  Industrial Products  Setoffs & other   Phosphate Solutions              106  201  55  6  201  0  38    100  Q3 2019 adjusted  Q2 2020 adjusted      6  Adjustments to operatingincome (Q3 ‘20)      3  21  Q3 2019  Quantities  Raw materials  Adjustments to operatingincome (Q3 '19)  Energy & transportation   Prices  Q3 2020              106  201  18  92  201  0    3    100  Q3 2019 adjusted  Q3 2020 adjusted  6  Operating and other expenses      Adjustments to operatingincome (Q3 ‘20)  Q3 2020    22

     6  4  3  3  76  Q3 2019  Q3 2019  Quantities  Quantities  Exchange rates  Prices  Prices  Exchange rates  Q3 2020  Q3 2020                    50  270  2  339  45  88        Raw materials, energy & operating and other  SEGMENT SALES  SEGMENT PROFIT    Numbers may not add due to rounding and set offs. All figures shown in US $ millions  Q3 2020 Industrial ProductsSales and Segment Profit Analysis  23

     17  4  5  1  1  66  Q3 2019  Q3 2019  Quantities  Quantities  Exchange rates  Exchange rates  Prices  Prices  Q3 2020  Q3 2020                    28  313  66  376  83        Energy,transportation & other expenses  SEGMENT SALES  SEGMENT PROFIT      Numbers may not add due to rounding and set offs. All figures shown in US $ millions  Q3 2020 PotashSales and Segment Profit Analysis  24

         506  508  30  12  16  Q3 2019  Q3 2019  Quantities  Quantities  Exchange rates  Exchange rates  Prices  Prices  Q3 2020  Q3 2020              32  16  Q3 2020 Phosphate Solutions Sales and Segment Profit Analysis        SEGMENT SALES SEGMENT PROFIT    Energy,Transportation& other expenses    Numbers may not add due to rounding and set offs. All figures shown in US $ millions  25        30  3  28  5  2  Rawmaterials  Phosphate specialty : 34 Phosphate commodity: (6)   Phosphate specialty : 30 Phosphate commodity: 2   Phosphate specialty : 295 Phosphate commodity: 211   Phosphate specialty : 290 Phosphate commodity: 218

       173  160  13  4  4  Q3 2019  Quantities  Exchange rates  Prices  Q3 2020          SEGMENT SALES  SEGMENT PROFIT  4  4  Q3 2019  Quantities  Prices  Q3 2020            6  6  (2)  Raw materials    Numbers may not add due to rounding and set offs. All figures shown in US $ millions  Q3 2020 Innovative Ag Solutions Sales and Segment Profit Analysis  26      2  Operating and other expenses

   Finance Expenses  Numbers may not add due to rounding and set offs. All figures shown in US $ millions   Average liabilities during the given quarter  27  $ millions  Q3 2020  Q3 2019  Liabilities(1)  2,825  2,650  Interest rate  3.7%  4.2%  Interest expenses  26   28  Interest capitalization   (6)   (4)  Interest expenses, net   20  24  Total hedging transactions, balance sheet revaluation & other  3   (6)  Interest & exchange rate impact on long term liabilities of leasing and employees  6  14  Net financial expenses   29   32

   $ millions  Q3 2020  Q3 2019  Adjusted income before tax(1)  79  169  Normalized tax rate  20%  21%  Normalized tax expenses  16   36  Carryforward losses not recorded for tax purposes   (1)   (6)  Exchange rate impact and other items   1   5  Adjusted tax expenses   16   35  Adjusted effective tax rate  20%  21%  Tax adjustments   (2)  -  Reported provision for income taxes   14   35  Effective Tax Rate  1. See calculation in the appendix of this presentation    28  Numbers may not add due to rounding and set offs. All figures shown in US $ millions

     Numbers may not add due to rounding. All figures shown in US $ millions See detailed reconciliation table “Adjustments to reported operating and net income (Non-GAAP)” in the corresponding quarters’ PR and 6-K  Reconciliation Tables (1/3)  29    Q3 2019  Q3 2020  Calculation of adjusted income before tax  201  106  Adjusted operating income(1)  (32)  (29)  Finance expenses  -  1  Share in earnings (losses) of equity-accounted investees and adjustments to financial expenses  169  79  Adjusted income before tax  IAS    Phosphate Solutions    Potash    Industrial Products    Calculation of segment EBITDA and margin  Q3 2019  Q3 2019  Q3 2019  Q3 2019  Q3 2019  Q3 2020  Q3 2019  Q3 2020    (2)  6  32  28  83  28  88  50  Segment profit  5  7  44  55  37  42  17  19  Depreciation and amortization  3  13  76  83  120  70  105  69  Segment EBITDA  2%  8%  15%  16%  32%  22%  31%  26%  Segment EBITDA margin

     Numbers may not add due to rounding. All figures shown in US $ millions See detailed reconciliation table “Adjustments to reported operating and net income (Non-GAAP)” in the corresponding quarters’ PR and 6-KLast 4 quarters EBITDA  Reconciliation Tables (2/3)  30    Q3 2019  Q4 2019  Q1 2020  Q2 2020  Q3 2020  Calculation of adjusted EBITDA  130  48  60  (168)  54  Net income attributable to the shareholders of the Company  110  113  118  119  123  Depreciation and Amortization  32  25  52  31  29  Financing expenses, net  35  15  20  (33)  14  Taxes on income  -  -  -  297  6  Adjustments(1)  307  201  250  246  226  Adjusted EBITDA  Q3 2020  Net debt to adjusted EBITDA  2,425  Net debt  923  Adjusted EBITDA  2.6X  Net debt to adjusted EBITDA

Reconciliation Tables (3/3)

Calculation free cash flow	Q3 2020	Q3 2019	Q2 2020
Cash flow from operations	59	134	177
Additions to property plant and equipment and dividends from equity-accounted investees[2]	1	87	(157)
Free cash flow	**60**	**221**	**20**

Calculation of adjusted net income to net income	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
Net income attributable to the shareholders of the Company	54	(168)	60	48	130	158
Total adjustments to operating income[1]	6	297	-	-	-	(10)
Adjustments to finance expenses[1]	-	-	-	-	-	--
Total tax impact of the above operating income & finance expenses adjustments[1]	(2)	(57)	-	-	-	3
Total adjusted net income - shareholders of the Company	**58**	**72**	**60**	**48**	**130**	**151**

Calculation of adjusted operating income	Q3 2020	Q2 2019	Q2 2020
Operating income	**100**	**201**	**(169)**
Impairment loss (reversal)	6	-	187
Provision for early retirement and dismissal of employees	-	-	78
Provision for prior periods waste removal and site restoration costs	-	-	32
Total adjustments	**6**	**-**	**297**
Adjusted operating income	**106**	**201**	**128**

Numbers may not add due to rounding. All figures shown in US $ millions

1. See detailed reconciliation table "Adjustments to reported operating and net income (Non-GAAP)" in the corresponding quarters' PR and 6-K
2. Also includes proceeds from sale of Property, Plants & Equipment (PP&E)

ICL 31

We disclose in this Quarterly Report non-IFRS financial measures titled, adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA, adjusted EPS, segment EBITDA, segment EBITDA margin and free cash flow. Our management uses such non-GAAP measures to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth above and in the reconciliation table “Adjustments to reported operating and net income”. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our adjusted operating income, net income attributable to the Company’s shareholders to add certain items, as set forth above and in the reconciliation table “Adjustments to reported operating and net income (Non-GAAP)” in the accompanying press release, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted EBITDA by adding back to the adjusted operating income the depreciation and amortization. Adjusted EPS is calculated as adjusted net income divided by weighted-average diluted number of ordinary shares outstanding as provided in the reconciliation table under “Calculation of Adjusted EPS”. We calculate our segment EBITDA by adding back to our segment profit the depreciation and amortization for each segment. We calculate our segment EBITDA margin by dividing segment EBITDA by revenue. We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and dividends from equity-accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow”. You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EPS or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, adjusted EPS as a substitute for EPS or free cash flow as a substitute for, cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA and free cash flow may differ from those used by other companies. However, we believe that such non-GAAP measures provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations. In particular for free cash flow, we adjust our Capex to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets. We further adjust free cash flow to add Dividends from equity-accounted investees because receipt of such dividends affects our residual cash flow. Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non-discretionary expenditures. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance. We present a discussion in the period-to-period comparisons of the primary drivers of changes in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.  Non-GAAP Financial Measures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: November 12, 2020